                                                                  EXHIBIT (b)(3)



                            [COMMERZBANK letterhead]


  Company Management
  SER Systeme AG Produkte und
  Anwendungen der Datenverarbeitung
  SER Systems Engineering GmbH
  SER Software Engineering GmbH
  Innovationspark Rahms

  53577 Neustadt/Wied




                                                                December 8, 1999




Dear Sir or Madam,

With reference to the conversations held with you, we are pleased to confirm the agreements made. As discussed, we shall make a cash credit facility available to you to co-finance the acquisition of the company "EIS International Inc., Herndon, Virginia/USA" (hereinafter named "EIS") in the amount of

                                DM 25,000,000.00
                  (in words: twenty five million Deutsche Mark)

under your liability as joint and several debtors according to Section 421 of the German Civil Code, limited until April 30, 2000. As agreed, the credit facility will be utilised by SER Systeme AG Produkte und Anwendungen der Datenverarbeitung, Neustadt/Wied. You will be liable to us as joint and several debtors for all utilisations under this credit facility, without our being obliged to report to you any limit overdrafts or account balances. On your request, we are prepared any time to inform you of the balances in all credit accounts.

Currently and until further notice, we charge you 6.25% interest p.a. on each drawdown for utilizations on current account, for which you will receive monthly closing statements. In addition, we shall charge a commitment fee of 0.5% p.a. on the unutilized portion of this credit facility for the period from January 5, 2000 to April 30, 2000.


We are gladly prepared to extend to you cash advances under the above-mentioned cash credit facility. The term and the conditions will be agreed with you separately in each case. On this occasion, we point out that cash advances are traded two days in advance according to the European market practice.
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Our credit confirmation is subject to the following conditions:

1. The due diligence report has been submitted to us only in draft form to date. The final report may not include any further risks.

2. You will undertake irrevocably to use these credit balances maintained by EIS for the respective repayment of the interim loans.

3. Exclusion of any liability or warranties whatsoever by SER, for instance towards the existing shareholders or the staff of EIS, beyond the payment of the purchase price.

4. You will undertake not to sell the shares in EIS without giving us prior notice thereof and obtaining our express consent thereto, or not to dispose thereof otherwise. At the request of Commerzbank AG which shall be permissible at all times, you will further undertake to pledge all rights and claims to the shares to which you are entitled.

Subject to unchanged financial circumstances, we already agree today to reschedule the above-mentioned cash credit facility for DM 13 million with a term of 3 years, if the following preconditions are met:

- Submission of the annual accounts of all three borrowers, SER Group and EIS as of December 31, 1999, at least in provisional form. In this connection we assume that no restructuring losses are expected from the acquisition of EIS and that favourable balance sheet and income figures will be further shown.

- Submission of balance sheet and profitability plans for the SER Group, both under inclusion of and for EIS alone, which evidence a continuing positive development.

- Submission of the final acquisition agreement for the purpose of having it checked by our own specialized departments.

In addition, the following shall be deemed agreed for the duration of the credit relationship:

- You will treat us pari passu with other lenders granting credits with equal terms as regards the provision of credit collateral and the agreement of special credit conditions.


- The consolidated equity of the SER Group does not fall below a ratio of at least 20% in the consolidated total assets.

     The ratio is calculated as follows:
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Blatt  - 3 -  zum Brief vom  8. Dezember 1999




           consolidated equity of the SER Group

           (= nominal capital + capital reserves + other revenue reserves + net income ./. net loss + profits carried forward ./. loss carried forward)

     +     shareholder loans

     ./.   goodwill

     ./.   claims on shareholders
     ----------------------------
           total assets ./. goodwill ./. claims on shareholders

The ratios are calculated based on the balance sheets as of December 31 of each year which are to be submitted by April 30 of the following year. If the above-mentioned obligations or ratios are not complied with or attained, or if the result of the calculation of the ratio is not notified to the bank, or not notified to the bank in due time, or if the obligation is not complied with, the bank will set a date to remedy this breach, if a remedy appears possible at short notice. Otherwise, and if the date so set expires without result, the bank shall be entitled to terminate the credit facility and to declare the outstanding balance due for immediate repayment without a notice period.

Independently of the term of these credits, this financial covenant shall apply also to the cash credit facility for DM 10 million confirmed by our letter dd. October 30, 1998.

In addition, our General Business Conditions shall apply in the January 1998 version which is enclosed herewith.

Other assets shall be liable to us as pledge as per no. 14 of our General Business Conditions.

With respect to your being year 2000 compliant, we would kindly ask you to make the following confirmation:

"We confirm that our computer systems (both hardware and software) and other equipment, appliances and installations which (may) contain electronic parts have been listed in detail and checked as to their year 2000 compliance. For this purpose we have also obtained - to the extent feasible - the statements of the producers regarding the year 2000 compliance of their products.

We further confirm to you that we completed all required conversion activities and all required tests (including integration tests, system tests and future tests) by September 30, 1999 and that we asked all our important suppliers, customers and business partners about their year 2000 compliance by September 30, 1999.

We undertake that, by December 31, 1999 at the latest, we shall have prepared and tested contingency plans for the event of disruption or defective function of our essential systems and business processes, and, for the period directly following the turn of the year, we shall have
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taken corresponding precautions so that any occurring disruptions or defects can be immediately recognized, examined and remedied."

With reference to the provisions of the German Banking Act, we would ask you to keep us informed of the financial situation of your company group promptly and provide us with your annual accounts and auditor's reports as soon as they have been completed.

Under the requirements of the Federal Banking Supervisory Office we must reserve the right to terminate credits, should any borrowers fail to comply with their disclosure obligation. This shall not affect our rights of termination which result from our "General Business Conditions" or any other agreement.

In conclusion, we ask you to consent to the disclosure of information in connection with our refinancing. If the credit claims arising from this agreement (including any future cash advances) are transferred or pledged by the bank to a central bank or other credit institution (hereinafter generally named refinancing institution) in connection with its own refinancing or used for refinancing purposes by means of another legal instrument, the borrowers agree in such cases that the bank may disclose their names and addresses to the refinancing institution, in addition to the other information required (e.g. credit amount, maturity, (partial) repayments and renewals).

Please confirm your agreement to the contents of this letter and the receipt of our "General Business Conditions" in the January 1998 version by signing the enclosed copy hereof in a legally binding manner and returning it to us.

We are pleased to be able to make this credit facility available to you and hope to continue our pleasant cooperation.

Yours sincerely,

C O M M E R Z B A N K
Aktiengesellschaft
Koblenz Branch



/s/ SCHNUR            /s/ ADAM
(Schnur)              (Adam)

We declare that we agree to the contents of this letter in all its parts. At the same time we acknowledge the receipt of your "General Business Conditions" in the January 1998 version. We
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further authorise Commerzbank AG to inspect any public registers (commercial register, land register, etc.) which may concern us.

We also give the above declaration concerning the millenium change and consent to the disclosure of information in connection with the refinancing.


 ...................................     ...................................
Place/date                              (SER Systeme AG Produkte und
                                        Anwendungen der Datenverarbeitung)


 ...................................     ...................................
Place/date                              (SER Systems Engineering GmbH)


 ...................................     ...................................
Place/date                              (SER Software Engineering GmbH)